

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 28, 2009

VIA U.S. MAIL & FASCIMILE

Mr. Robert B. Allen
Chief Executive Officer
Brink's Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX 75063

      RE: **Brink's Home Security Holdings, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              File No. 001-34088

Dear Mr. Allen:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Robert B. Allen
Brink's Home Security Holdings, Inc.
December 28, 2009
Page 2

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 18

Reconciliation of Non-GAAP Measures, page 30

1. We refer to the non-GAAP measure, "EBITDA from Recurring Services" presented on page
    31. You state that you use this as a measure to monitor cash flow performance. It appears
    that you use this non-GAAP measure to evaluate liquidity, rather than operating
    performance. If you use this non-GAAP measure to evaluate liquidity, you should reconcile
    it to the most closely comparable GAAP measure of liquidity, cash flows from operating
    activities. Alternatively, if you use this non-GAAP measure to evaluate performance, you
    should reconcile it to the most closely comparable GAAP measure of performance, net
    income (loss). Please revise accordingly and clarify why management believes the
    presentation of "EBITDA from Recurring Services" provides useful information to investors.
    Refer to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial
    Measures, which is available on our website at:
    http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. In your response, please provide
    us with your proposed, revised disclosures.

2. Further, if you use "EBITDA from Recurring Services" as a liquidity measure, please note
    that Item 10(e) of Regulation S-K prohibits excluding charges or liabilities that required, or
    will require, cash settlement, or would have required cash settlement absent an ability to
    settle in another manner, from non-GAAP liquidity measures, other than the measures
    earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation
    and amortization (EBITDA). In this regard, you would be prohibited from excluding the
    costs called "investment in new subscribers" since they require cash settlement unless one of
    your credit agreement contains a material covenant regarding this non-GAAP financial
    measure and management believes that the credit agreement is a material agreement, that the
    covenant is a material term of the credit agreement and that information about the covenant is
    material to an investor's understanding of the company's financial condition and/or liquidity.
    Refer to question 10 of our Frequently Asked Questions Regarding the Use of Non-GAAP
    Financial Measures. Please revise or advise. In your response, provide us with your
    proposed, revised disclosures.

3.   On page 23, you state that you "believe EBITDA from recurring services is useful to provide
    investors information about adjusted profits and cash flows generated from the existing
    customer base that are available to reinvest in the business or distribute to shareholders." It
    appears to us that this measure does not provide an indication of cash flows that are available
    to reinvest in the business or distribute to shareholders since it excludes selling and
    marketing expenses. Please revise or advise. In your response, please provide us with your
    proposed, revised disclosures.

4. We refer to the adjustment to normalize the royalty rate in your non-GAAP measures presented on pages 29 and 31. We note that pursuant to the Brand Licensing Agreement between your company and BCO, you will cease use of certain trademarks. Please tell us in more detail why you believe it is appropriate to normalize your results for the reduced royalty rate of 1.25% after the spin-off, considering that you will be required to spend approximately $100 to $150 million over a 24 month period to roll out a new brand name.

5. We refer to your definition of "EBITDA from Recurring Services" on page 23. You state that EBITDA from recurring services is a non-GAAP measure that you use to convey profits generated from the subscriber base adjusted for certain non-cash items including asset impairment charges, depreciation of fixed assets and amortization of deferred charges, and amortization of deferred revenue. However, we note from the reconciliation on page 31, that you also exclude "investment in new subscribers" which you define as a non-GAAP measure primarily comprised of marketing and selling expenses incurred to add new subscribers to your subscriber base. Please revise your definition on page 23 to clarify that the cash items you call "investment in new subscribers" are also excluded from this non-GAAP measure. In your response, please provide us with your proposed, revised disclosures.

6. We refer to your non-GAAP measure, "Profit from Recurring Services." We note from the reconciliation on page 31, that you exclude investment in new subscribers in your calculation. You state that this measure reflects operating profit generated from your existing subscriber base including the amortization of deferred revenues. It is not clear to us why you exclude the costs incurred, but not the corresponding revenue generated from new subscribers. Please revise to clarify the definition of this measure and why it is useful to investors. In your response, please provide us with your proposed, revised disclosures.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director